

April 7, 2025

Peter Yu
Chief Executive Officer
Cartesian Growth Corporation III
505 Fifth Avenue, 15th Floor
New York, NY 10017

> **Re: Cartesian Growth Corporation III**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 21, 2025**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 3, 2025**
> **File No. 333-284565**

Dear Peter Yu:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1. Please request that Cayman counsel revise its opinion in Exhibit 5.1 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 2.8, 2.10, and 2.12. In addition, we refer to your qualification in paragraph 4.4, which refers to potential obligations pursuant to the memorandum and articles of association. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

      Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Tricia Branker, Esq.